Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 4, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the
Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
CHIQUITA BRANDS INTERNATIONAL, INC.
at
$14.50 Net Per Share
by
CAVENDISH ACQUISITION CORPORATION,
a wholly owned subsidiary
of
CAVENDISH GLOBAL LIMITED

Cavendish Acquisition Corporation (“Purchaser”), a New Jersey corporation and a wholly owned subsidiary of Cavendish Global Limited (or any permitted successor thereto, “Parent”), a company incorporated in England and Wales and a jointly owned subsidiary of Burlingtown UK LTD (“Burlingtown”), a company incorporated in England and Wales, and Erichton Investments Ltd. (“Erichton”), a British Virgin Islands company, is making an offer to purchase all the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price per Share of $14.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time, the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON WEDNESDAY, DECEMBER 3, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 26, 2014 (the “Merger Agreement”), among Parent, Purchaser, Chiquita and, solely for purposes of Article IX of the Merger Agreement, Burlingtown and Erichton. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the receipt of any authorization, consent or approval of, or filing with any governmental entity necessary, under applicable law, for the consummation by Chiquita of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer represents at least a majority of the total number of Shares then outstanding (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to Chiquita’s 4.25% Convertible Senior Notes due 2016 and (ii) Shares issuable pursuant to an irrevocable option (the “Top-Up Option”), subject to certain conditions and limitations, to purchase that number of additional

Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Purchaser, Parent and other affiliates of Parent collectively at the time of exercise, constitutes one Share more than 90% of the number of Shares outstanding (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes, Shares issuable upon the exercise or vesting of Chiquita’s stock options, restricted stock units, restricted shares, deferred share rights and under the Chiquita Employee Stock Purchase Plan that will be extinguished in exchange for a cash payment pursuant to the Merger Agreement and after giving effect to the issuance of the Top-Up Shares), at a price per Top-Up Share equal to the Offer Price.

The Merger Agreement provides, among other things, that, as soon as practicable following the time that Purchaser accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer, subject to satisfaction or waiver of certain conditions, Purchaser will merge with and into Chiquita (the “Merger”), with Chiquita continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, except for (i) Shares owned by Parent or Purchaser, if any (including as a result of the exercise of the Top-Up Option by Purchaser, if applicable), or Shares owned by Chiquita as treasury stock, if any, which will be canceled and will cease to exist, and (ii) Shares owned by a subsidiary of Chiquita, which will be converted into and become shares of common stock of the surviving corporation.

The Board of Directors of Chiquita has unanimously adopted resolutions: (i) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Chiquita and its shareholders, (ii) approving the Merger Agreement and consummation of the Transactions and (iii) subject to the terms of the Merger Agreement, recommending that the shareholders of Chiquita accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger. To Chiquita's knowledge, after making reasonable inquiry, all of Chiquita's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, subject to any constraints which may be applicable under Section 16 of the Exchange Act.

Under the New Jersey Business Corporation Act (the “NJBCA”), if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will effect the Merger without a vote or any further action by Chiquita’s shareholders under the short-form merger provision of the NJBCA.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following:

•	if you are a record holder and you have certificated Shares: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.
•	if you are a record holder and you hold uncertificated Shares in book-entry form with Chiquita’s transfer agent: (1) the Letter of Transmittal, properly completed and duly executed and (2) any other documents required by the Letter of Transmittal.
•	if your Shares are held in “street” name and are being tendered by book-entry transfer, (1) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The

Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (3) any other documents required by the Letter of Transmittal.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding upon the tendering party. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares tendered in the Offer, regardless of any extension of the Offer or delay in making payment.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, December 3, 2014, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that so long as neither Chiquita nor Parent has terminated the Merger Agreement in accordance with its terms: if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived by Purchaser, Purchaser will extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) until the date on which all of the Offer Conditions are satisfied or so waived and the Offer is consummated; provided that if the sole unsatisfied condition at the then-scheduled expiration time of the Offer is the Minimum Condition, Purchaser will extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) for up to a total of an additional 10 business days following the date on which public announcement is made that the sole then-unsatisfied condition is the Minimum Condition if (x) Chiquita requests in writing that Purchaser extend the Offer or (y) if Purchaser elects to do so. Purchaser will not be required to extend the Offer beyond the Outside Date. The “Outside Date” is April 26, 2015, which is the date that is six months from the execution and delivery of the Merger Agreement.

Purchaser is required to offer a subsequent offering period at Chiquita’s request unless prior to the commencement of any subsequent offering period, Purchaser, together with Parent, directly or indirectly owns more than 90% of the outstanding Shares.

If Purchaser extends the Offer or Purchaser provides a subsequent offering period, Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. During a subsequent offering period, any Shares tendered may not be withdrawn and Purchaser will immediately accept and promptly pay for Shares as they are tendered at a price per Share equal to the Offer Price.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after January 4, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the

Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depositary Trust Company to be credited with the withdrawn Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Chiquita has provided Purchaser with Chiquita’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Chiquita’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is

Eleven Madison Avenue
New York, NY 10010-3629
+1 (888) 726-6999 (Call Toll-Free)

November 4, 2014